ATTUNE RTD

May 13, 2010

Ms. Celia Soehner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Attune RTD
Registration Statement on Form S-l
Filed on December 8, 2009
File No. 333-163570

Dear Ms. Soehner:

We hereby request acceleration of the effectiveness of the above registration statement to Friday, May 14, 2010 at 5 p.m.

We hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Shawn Davis, President

Shawn Davis, President